NOTE AMENDMENT AGREEMENT

This Note Amendment Agreement (this “Agreement”) is made as of the 22nd day of February 2006 by and between pSivida Limited, a company organized under the laws of Australia (the “Company”) and Castlerigg Master Investments Ltd., a company organized under the laws of the British Virgin Islands (the “Holder”).

WHEREAS, the Company issued a Subordinated Convertible Note, dated November 16, 2005, in the principal amount of Fifteen Million U.S. Dollars (US$15,000,000) in favor of the Holder (the “Note”), and the Company and the Holder desire to modify the Note as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Section 7(f) of the Note is hereby amended in its entirety to read as follows:

“(f) Adjustment. If on the ten (10) month anniversary of the Subscription Date, the Subsequent Conversion Price is less than the then applicable Conversion Price, then the Conversion Price shall be reset to the Subsequent Conversion Price.”

2. Section 29(qq) of the Note is hereby amended in its entirety to read as follows:

“(qq) “Subsequent Conversion Price” means 108% of the arithmetic average of the Weighted Average Price of the ADRs for the ten (10) consecutive Trading Days ending on the Trading Day immediately preceding the ten (10) month anniversary of the Subscription Date. All such determinations to be appropriately adjusted for any share split, share dividend, share combination or other similar transaction during such period.”

3. Except as otherwise expressly modified hereby, the Note remains in full force and effect on the date hereof.

4. This Agreement may be executed in counterparts, each of which shall be identical and all of which, when taken together, shall constitute one and the same instrument. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, USA.

IN WITNESS WHEREOF, this Agreement was duly executed as of the date first above written.

CASTLERIGG MASTER INVESTMENTS LTD.	PSIVIDA LIMITED

By: /s/ Patrick T. Burke	By: /s/ Gavin Rezos
Name: Patrick T. Burke	Name: Gavin Rezos
Title: Senior Managing Director	Title: Managing Director